UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-held company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) ("Cosan" or "Company"), in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404/76, and CVM Resolution No. 44/21, hereby informs its shareholders and the market in general that, on this date, the Company and its controlling shareholders, Aguassanta Investimentos S.A. and Queluz Holding Limited, vehicles of the family of Mr. Rubens Ometto Silveira Mello (collectively, "Holdings Aguassanta"), entered into an Investment Agreement with (i) vehicles of BTG Pactual Holding and investment vehicles managed by BTG Pactual Asset Management and (ii) investment vehicles managed by Perfin Infra Administração de Recursos Ltda. (together, "Investors" and, jointly with Holdings Aguassanta, "Anchor Investors") to structure a strategic transaction that includes the execution, by Cosan, subject to the terms and conditions of the Investment Agreement and subject to the necessary corporate approvals, of two primary public offerings of shares issued by the Company, through the automatic registration of distribution procedure, the first being anchored by the Anchor Investors.

Primary Public Offerings of Shares

The first public offering will be structured by the Company, in Brazil, as an Issuer with Large Market Exposure – EGEM, in compliance with CVM Resolution No. 160/22, without priority rights to the Company's shareholders and is expected to result in a primary issuance of 1,450,000,000 (one billion, four hundred and fifty million) common shares ("First Base Offering"), which may be increased by up to twenty-five percent (25%), equivalent to 362,500,000 (three hundred and sixty-two million and five hundred thousand) shares in a potential additional lot ("First Public Offering") following the conclusion of the bookbuilding procedure. The subscription of shares by the Anchor Investors will be made within the scope of the First Public Offering in Brazil and the distribution plan will also consider the Company's historical shareholder base.

The second public offering will be structured by the Company, in Brazil, in accordance with CVM Resolution No. 160/22, with priority rights in the subscription of the shares subject to the second public offering to shareholders holding Cosan shares at the close of business on September 19, 2025 (date of the last trading session prior to this Material Fact), that is, without considering the shares to be subscribed in the First Public Offering, and is expected to result in a primary issuance of up to 550,000,000 (five hundred and fifty million) shares ("Second Public Offering" and, jointly with the First Public Offering, "Public Offerings").

Under no circumstances will the Public Offerings result in the issuance of more than two billion (2,000,000,000) common shares issued by the Company, and the number of shares to be issued in the Second Public Offering may be adjusted to prevent such maximum number from being exceeded.

The Anchor Investors have committed to, subject to certain conditions precedent, subscribe and pay for the shares of the First Public Offering, in an amount sufficient to ensure the placement of 100% (one hundred percent) of the First Base Offering, with the aggregate value of such commitment being equivalent to R$ 7,250,000,000.00 (seven billion, two hundred and fifty million reais) ("Investment"), at a price per share of R$ 5.00 (five Brazilian reais).

The Investment will be made by the Anchor Investors through a new holding company ("New Holding"), in which Holdings Aguassanta will also have a stake on the date of settlement of the First Public Offering. The Investors, subject to certain conditions precedent, will make, on or before the date of settlement of the First Public Offering, contributions to the New Holding Company in an amount equivalent to the investment commitment of each Investor.

A number of shares equivalent to 50% of the total shares that are subscribed for in the First Public Offering by subscribers other than the Anchor Investors will be subject to a lock-up ("Lock-up") for a period of 2 (two) years from the date of settlement of the First Public Offering. The Anchor Investors have accepted that 50% of the shares subscribed by New Holding in the First Public Offering will be subject to a longer Lock-up, of four (4) years from the date of settlement of the First Public Offering. In addition, all other shares that are subscribed for by New Holding and by the Investors in the First Public Offering will be subject to a Lock-up of 100 (one hundred) days from the settlement date of the First Public Offering.

The shares to be issued under the Second Public Offering will not be subject to any Lock-up.

The Second Public Offering will have a fixed price per share that will be equal to the price per share of the First Public Offering.

The funds raised by the Company in the Public Offerings will be used by the Company exclusively for renegotiation and repayment of its financial debts, in order to effectively reduce its financial leverage.

A Shareholders' Agreement will be signed among the Holdings Aguassanta, the New Holding and the Investors, to be executed on the date of settlement of the First Public Offering.

Purpose of Public Offerings and Investors Involved

In preparation for the First Public Offering, the Company has been evaluating potential alternatives to adjust its capital structure and, together with its controlling shareholder, carried out a private process of sounding out potential anchor investors, with the objective of: (i) structuring primary funding in an amount sufficient to promote material deleveraging of its capital structure; (ii) enable the unlocking of value for shareholders, through the restoration of financial flexibility and the increase in the liquidity of shares; (iii) ensure that the strategic investor base contributes to the alignment and strengthening of corporate governance and to the execution of its long-term strategy; and (iv) ensure long-term commitment, including the signing of a shareholders' agreement with the controlling shareholder.

In this context, after a long process of evaluation and negotiation with potential investors, the Company, together with Holdings Aguassanta, entered into an Investment Agreement with Investors, strategic business groups who are not related to the Company and who hold investments of a diversified nature and in infrastructure, which will contribute to the strengthening of corporate governance and the execution of the Company's long-term strategy, due to the commitment of a longer Lock-up.

Corporate Approvals and Conditions Precedent for Investment

The implementation of the Public Offerings is subject to the approval, at the Extraordinary General Meeting ("EGM") of (i) the increase in the limit of Cosan's authorized capital to the limit of up to 8,000,000,000 (eight billion) common shares ("Authorized Capital Increase"); and (ii) the granting of an express waiver, solely to the Investors and New Holding, of the need to carry out a tender offer for reaching a relevant interest, pursuant to Article 37 of the Company's Bylaws, thereby enabling the Investors to invest in Cosan's capital stock, notwithstanding the waiver already provided for in the same Article for the execution of the Shareholders' Agreement.

The Company will convene the EGM to resolve on the above topics within three business days of the date of this Material Fact.

In addition, the execution of the Public Offerings is subject to the customary conditions precedent for this type of transaction, as well as to (i) the execution of the First Public Offering with at least 1,450,000,000 (one billion, four hundred and fifty million) shares issued, and (ii) settlement of the First Public Offering having occurred by November 14, 2025.

Documents and Communication with the Market

The Company clarifies that additional information about the Public Offerings will be disclosed in due course. As of the date hereof, Cosan is not carrying out any public offering for the distribution of shares or other securities issued by it, in Brazil or in any other jurisdiction.

All relevant documents will be available to shareholders on the CVM and Company websites (https://www.cosan.com.br/).

Cosan will hold a public conference call with the market on September 22, 2025, at 9:00 a.m., at which time management will detail the intended transaction, the indicative schedule and the expected benefits. To participate in the conference call, it will be necessary to register through the link available on the Company's website (ri.cosan.com.br).

Sao Paulo, September 21, 2025

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

No Offer or Solicitation

This Material Fact is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward Looking Statements

This Material Fact may contain forward-looking statements which reflect Cosan’s current view on future events and financial and operational development. Words such as “intend”, “expect”, “anticipate”, “may”, “believe”, “plan”, “estimate” and other expressions which imply indications or predictions of future development or trends, and which are not based on historical facts, are intended to identify forward-looking statements. Forward-looking statements inherently involve both known and unknown risks and uncertainties as they depend on future events and circumstances. Forward-looking statements do not guarantee future results or development and the actual outcome could differ materially from the forward-looking statements. Any forward-looking statements contained in this Material Fact speak only as at the date hereof, and Cosan does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer